Exhibit 99.1

Lilium in advanced discussions with French government

to expand industrial footprint with high-volume facilities in France

•	Lilium is keen to leverage France’s unique aerospace heritage and vast supplier base in aerospace and electrification to expand its high-volume production capacity of the Lilium Jet

•	Discussion of industrial footprint expansion into France, potential government subsidies and loan guarantees expected to be concluded in the coming weeks

•	Lilium expansion could create up to 850 new direct jobs in France

•	Lilium Jet production expected to boost French export volumes as vast majority of produced Jets would serve other countries

MUNICH, GERMANY May 13, 2024 – Lilium N.V. (NASDAQ: LILM), developer of the first all-electric vertical take-off and landing (“eVTOL”) jet and global pioneer in Regional Air Mobility (“RAM”), today confirmed that it is in advanced discussions with the French government on plans to expand its high-volume production capacity with an industrial footprint in France and on potential government subsidies and loan guarantees. This follows a French government announcement of the talks at the Choose France Summit in Paris on May 13.

Lilium is currently evaluating several possible sites in France, including in the aerospace and battery production hotbeds of Nouvelle Aquitaine, to expand its industrial footprint, with discussions expected to reach conclusion in the coming weeks. Among the many reasons to choose France, Lilium is attracted by France’s well-established aerospace industry, expertise in electric mobility, highly skilled workforce, and supportive government environment. With an estimated total future investment of up to €400 million over several years, Lilium would have the potential to create up to 850 new direct jobs with this expansion of its industrial footprint.

Founded in 2015, Lilium is a world-leading pioneer in the field of eVTOL technology and electric regional air mobility; and the only manufacturer worldwide with a certification basis for eVTOL aircraft in both Europe and the United States.

Initial production of the Lilium Jet began in 2023 at Lilium’s headquarter site close to Munich, Germany. With entry into service of the Lilium Jet planned for 2026, Lilium is preparing for larger scale production to meet expected global market demand.

Lilium has an order pipeline consisting of over 780 Lilium Jets including binding orders and MoU agreements from operators in the United States, South America, Europe, Asia, and the Middle East. According to estimates by Morgan Stanley as of 2021, the global eVTOL market could be worth $1 trillion in global revenues by 2040. The planned new high-volume production facilities in France will serve the global market.

Lilium is currently working with multiple Tier 1 suppliers, including established French players such as Saint-Gobain, Michelin, Expliseat and Ratier-Figeac. By expanding its manufacturing operations in France, Lilium expects to further leverage France’s unique heritage and vast supplier base in aerospace and electrification.

Contact information for media:

Rainer Ohler

+49 172 4890353

press@lilium.com

Contact information for investors:

Rama Bondada

Vice President, Investor Relations

investors@lilium.com

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, designed to offer leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with announced sales and indications of interest in Europe, the United States, China, Brazil, the UK, the United Arab Emirates, and the Kingdom of Saudi Arabia, Lilium’s 1000+ strong team includes approximately 500 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding: (i) Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model; (ii) the markets and industry in which the Lilium Group operates or intends to operate, including the estimated potential size of the global eVTOL market; (iii) the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, including the Lilium Jet’s entry into service; (iv) the timing and successful completion of discussions with the French government regarding development of production capacity in France and the possibility of any related government loans or guarantees, and (v) the size and timing of any prospective investment by Lilium Group into facilities located in France. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “targeted,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risk and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include those risks and uncertainties discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.